SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Malacology, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                       N/A
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Vivek R. Rao
                             2827 Fairway View Drive
                             Valrico, Florida 33594
                                 (813) 655-4782
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2001
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No. - N/A                                                      Page 2 of 5

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Vivek R. Rao
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
                   -------------------------------------------------------------
                      7     SOLE VOTING POWER
                                 970,000
 NUMBER OF         -------------------------------------------------------------
    SHARES            8     SHARED VOTING POWER
  OWNED BY                          0
    EACH           -------------------------------------------------------------
 REPORTING            9     SOLE DISPOSITIVE POWER
PERSON WITH                      970,000
                   -------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                  970,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   97%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

CUSIP No. - N/A                                                      Page 3 of 5


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Malacology, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is located at 610 Newport Center Drive, Suite 800, Newport Beach, California 92660.

Item 2.  Identity and Background.

                  (a) This statement is filed by Vivek R. Rao (the "Reporting Person") with respect to shares directly owned by him.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

                  (b) The business address of Vivek R. Rao is 2827 Fairway View Drive, Valrico, Florida 33594.

                  (c) Vivek R. Rao is the President, Secretary and a Director of Malacology, Inc. and is a private investor.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Vivek R. Rao is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Rao paid an aggregate of $100,000 for the 970,000 shares. Mr. Rao utilized his personal funds to consummate the acquisition.

Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Mr. Rao were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Rao may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

CUSIP No. - N/A                                                      Page 4 of 5


         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the close of business on October 24, 2001, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 970,000 shares of Common Stock. As of October 24, 2001, these shares represented 97% of the sum of the 1,000,000 total shares of Common Stock outstanding as reported in the Company's Form 10Q for the quarterly period ended September 30, 2001.

                  (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

                  (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including August 24, 2001 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         1. Stock Purchase Agreement between Vivek R. Rao and Contracts Consultants International, Inc. dated October 23, 2001.

CUSIP No. - N/A                                                      Page 4 of 5


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  October 26, 2001                                   /s/ Vivek R. Rao
                                                        -----------------------
                                                          Vivek R. Rao

EXHIBIT 1

                            STOCK PURCHASE AGREEMENT

         Agreement dated as of October 23, 2001 between Contracts Consultants International, Inc., a Florida corporation, or its assigns ("CCI"), on the one hand, and Vivek R. Rao, an individual ("Investor"), on the other hand.

1.       THE ACQUISITION.

         1.1 Purchase and Sale Subject to the Terms and Conditions of this Agreement. At the Closing to be held as provided in Section 2, CCI shall sell 970,000 shares (the "Malacology Shares") of common stock of Malacology, Ltd. ("Malacology") to the Investor hereto and the Investor shall purchase the Malacology Shares from CCI, free and clear of all Encumbrances other than restrictions imposed by Federal and State securities laws.

         1.2 Purchase Price. At the Closing, the Investor shall pay an aggregate total of $100,000 (the "Purchase Price") in consideration for the Malacology Shares to CCI by wire transfer to the account of Cutler Law Group, counsel for Malacology.

2.       THE CLOSING.

         2.1 Place and Time. The closing of the sale of the Malacology Shares for the Purchase Price (the "Closing") shall take place at Cutler Law Group, 610 Newport Center Drive, Suite 800, Newport Beach, CA 92660 no later than the close of business (Orange County California time) on or before October 24, 2001 or at such other place, date and time as the parties may agree in writing.

         2.2 Deliveries by CCI. At the Closing, CCI shall deliver the following to the Investor:

                  a. Certificates representing the Malacology Shares, duly endorsed for transfer to the Investor and accompanied by appropriate stock powers, or Certificates representing the Malacology Shares reissued in the name of Investor.

                  a. The documents contemplated by Section 3.

                  b. All other documents, instruments and writings required by this Agreement to be delivered by CCI at the Closing and any other documents or records relating to Malacology's business reasonably requested by the Investors in connection with this Agreement.

         2.3 Deliveries by Investor. At the Closing, the Investor shall deliver the following to CCI:

                  a. The Purchase Price by wire transfer to the client trust account of Cutler Law Group.

                  b. The documents contemplated by Section 4.

                  c. All other documents, instruments and writings required by this Agreement to be delivered by the Investor at the Closing.

3.       CONDITIONS TO THE INVESTOR'S OBLIGATIONS.

         The obligations of the Investor to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by the Investor:

         3.1 No Injunction. There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that prevents the consummation of the transactions contemplated by this Agreement, that prohibits the Investor's acquisition of the Malacology Shares or that will require any divestiture as a result of the Investor's acquisition of the Malacology Shares or that will require all or any part of the business of Malacology to be held separate and no litigation or proceedings seeking the issuance of such an injunction, order or decree or seeking to impose substantial penalties on Malacology or the Investor if this Agreement is consummated shall be pending.

         3.2 Representations, Warranties and Agreements. (a) The representations and warranties of CCI set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and
(b) CCI shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing.

         3.3 Regulatory Approvals. All licenses, authorizations, consents, orders and regulatory approvals of Governmental Bodies necessary for the consummation of the Investor's acquisition of the Malacology Shares shall have been obtained and shall be in full force and effect.

         3.4 Resignations of Director. Effective on the Closing Date, all of the officers and directors shall have resigned as an officer, director and employee of Malacology. The Investor understands that such resignations may require a filing in accordance with Rule 14f-1 of the Exchange Act.

4.       CONDITIONS TO CCI' OBLIGATIONS.

         The obligations of CCI to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by CCI:

         4.1 No Injunction. There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that prevents the consummation of the transactions contemplated by this Agreement, that prohibits the Investor's acquisition of the Malacology Shares or that will require any divestiture as a result of the Investor's acquisition of the Malacology Shares or that will require all or any part of the business of Malacology to be held separate and no litigation or proceedings seeking the issuance of such an injunction, order or decree or seeking to impose substantial penalties on Malacology or the Investor if this Agreement is consummated shall be pending.

         4.2 Representations, Warranties and Agreements. (a) The representations and warranties of the Investor set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and (b) the Investor shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing.

         4.3 Regulatory Approvals. All licenses, authorizations, consents, orders and regulatory approvals of Governmental Bodies necessary for the consummation of the Investor's acquisition of the Malacology Shares shall have been obtained and shall be in full force and effect.

5.       REPRESENTATIONS AND WARRANTIES OF CCI.

         CCI represents and warrants to the Investor that:

         5.1 Authorization. Malacology is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada. This Agreement constitutes a valid and binding obligation of CCI, enforceable against it in accordance with its terms.

         5.2 Capitalization. The authorized capital stock of Malacology consists of 20,000,000 authorized shares of stock, par value $.001, and 2,000,000 preferred shares, par value $.001, of which 1,000,000 common shares and no preferred shares are presently issued and outstanding. No shares have been registered under state or federal securities laws. As of the Closing Date there will not be outstanding any warrants, options or other agreements on the part of Malacology obligating Malacology to issue any additional shares of common or preferred stock or any of its securities of any kind.

         5.3 Ownership of Malacology Shares. The delivery of certificates to the Investor provided in Section 2.2 will result in the Investor's immediate acquisition of record and beneficial ownership of the Malacology Shares, free and clear of all Encumbrances subject to applicable State and Federal securities laws.

         5.4 Consents and Approvals of Governmental Authorities. Except with respect to applicable State and Federal securities laws, to the best of CCI's knowledge and belief no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required to be made or obtained by Malacology or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Malacology or the consummation of the sale of the Malacology Shares to the Investor.

         5.5 Financial Statements. CCI has delivered to Investor the balance sheet of Malacology as of December 31, 2000 and September 30, 2001, and statements of income and changes in financial position for the periods then ended and the period from inception to the period then ended, together with the report thereon of Malacology's independent accountant (the "Malacology Financial Statements"). To the best of CCI's knowledge and belief the Malacology Financial Statements are accurate and complete in accordance with generally accepted accounting principles.

         5.6 Litigation. To the best of CCI's knowledge and belief, there is no action, suit, inquiry, proceeding or investigation by or before any court or Governmental Body pending or threatened in writing against or involving Malacology which is likely to have a material adverse effect on the business or financial condition of Malacology and its Subsidiaries, taken as whole. To the best of CCI's knowledge and belief, Malacology is not subject to any judgment, order or decree that is likely to have a material adverse effect on the business or financial condition of Malacology.

         5.7 Absence of Certain Changes. To the best of CCI's knowledge and belief, since the date of the Malacology Financial Statements, Malacology has not:

                  b. suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the business or financial condition of Malacology or made any disposition of any of its material properties or assets other than in the ordinary course of business;

                  c. made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;

                  d. issued or sold any Equity Securities or other securities, acquired, directly or indirectly, by redemption or otherwise, any such Equity Securities, reclassified, split-up or otherwise changed any such Equity Security, or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;

                  e. organized any new Subsidiary or acquired any Equity Securities of any Person or any equity or ownership interest in any business;

                  f. borrowed any funds or incurred, or assumed or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability with respect to any such indebtedness for borrowed money;

                  g. paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business;

                  h. prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

                  i. canceled any material debts or waived any material claims or rights, except in the ordinary course of business;

                  j. disposed of or permitted to lapse any rights to the use of any material patent or registered trademark or copyright or other intellectual property owned or used by it;

                  k. granted any general increase in the compensation of officers or employees (including any such increase pursuant to any employee benefit plan);

                  l. purchased or entered into any contract or commitment to purchase any material quantity of raw materials or supplies, or sold or entered into any contract or commitment to sell any material quantity of property or assets, except (i) normal contracts or commitments for the purchase of, and normal purchases of, raw materials or supplies, made in the ordinary course business, (ii) normal contracts or commitments for the sale of, and normal sales of, inventory in the ordinary course of business, and (iii) other contracts, commitments, purchases or sales in the ordinary course of business;

                  m. made any capital expenditures or additions to property, plant or equipment or acquired any other property or assets (other than raw materials and supplies) at a cost in excess of $100,000 in the aggregate;

                  n. written off or been required to write off any notes or accounts receivable in an aggregate amount in excess of $2,000;

                  o. written down or been required to write down any inventory in an aggregate amount in excess of $ 2,000;

                  p. entered into any collective bargaining or union contract or agreement; or

                  q. other than the ordinary course of business, incurred any liability required by generally accepted accounting principles to be reflected on a balance sheet and material to the business or financial condition of Malacology.

         5.8 No Material Adverse Change. To the best of CCI's knowledge and belief, since the date of the Malacology Financial Statements, there has not been any material adverse change in the business or financial condition of Malacology.

         5.9 Brokers or Finders. CCI has not employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or similar payments in connection with the sale of the Malacology Shares to the Investors.

6.       REPRESENTATIONS AND WARRANTIES OF THE INVESTOR.

         The Investor represents and warrants to CCI that:

         6.1 Binding Effect. This Agreement constitutes a valid and binding obligation of the Investor, enforceable against Investor in accordance with its terms.

         6.2 Consents and Approvals of Governmental Authorities. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required to be made or obtained by the Investor in connection with the execution, delivery and performance of this Agreement by the Investor or the consummation of the sale of the Malacology Shares to the Investor.

         6.3 Other Consents. No consent of any Person is required to be obtained by the Investor to the execution, delivery and performance of this Agreement or the consummation of the sale of the Malacology Shares to the Investor.

         6.4 Brokers or Finders. The Investor has not employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or similar payments in connection with the sale of the Malacology Shares to the Investor.

         6.5 Purchase for Investment. The Investor is purchasing the Malacology Shares solely for his own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.

7.       FILINGS WITH GOVERNMENTAL AUTHORITIES

         7.1 Regulatory Matters. CCI and the Investor shall (a) file with applicable regulatory authorities any applications and related documents required to be filed by them in order to consummate the contemplated transaction and (b) cooperate with each other as they may reasonably request in connection with the foregoing.

8.       DEFINITIONS.

         As used in this Agreement, the following terms have the meanings specified or referred to in this Section 8.

         8.1 "Business Day" - Any day that is not a Saturday or Sunday or a day on which banks located in the City of New York are authorized or required to be closed.

         8.2 "Code" - The Internal Revenue Code of 1986, as amended.

         8.3 "Encumbrances" - Any security interest, mortgage, lien, charge, adverse claim or restriction of any kind, including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, other than a restriction on transfer arising under Federal or state securities laws.

         8.4 "Equity Securities" - See Rule 3a-11-1 under the Securities Exchange Act of 1934.

         8.5 "ERISA" - The Employee Retirement Income Security Act of 1974, as amended.

         8.6 "Governmental Body" - Any domestic or foreign national, state or municipal or other local government or multi-national body (including, but not limited to, the European Economic Community), any subdivision, agency, commission or authority thereof.

         8.7 "Knowledge" - Actual knowledge, after reasonable investigation.

         8.8 "Person" - Any individual, corporation, partnership, joint venture, trust, association, unincorporated organization, other entity, or Governmental Body.

         8.9 "Subsidiary" - With respect to any Person, any corporation of which securities having the power to elect a majority of that corporation's Board of Directors (other than securities having that power only upon the happening of a contingency that has not occurred) are held by such Person or one or more of its Subsidiaries.

9. NOTICES. All notices, consents, assignments and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand, (b) sent by telex or facsimile (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the delivery service (receipt requested), in each case to the appropriate addresses, telex numbers and facsimile numbers set forth below (or to such other addresses, telex numbers and facsimile numbers as a party may designate as to itself by notice to the other parties).

               (a)       If to the Investor:

                            Vivek R. Rao
                            2827 Fairway View Drive
                            Valrico, FL 33594
                            Facsimile (813) 655-6393

               (b)       If to CCI:

                            Contracts Consultants International, Inc.
                            1517 E. 7th Ave., Suite F
                            Tampa, FL 33605
                            Facsimile (813) 248-3638
                            Attn: Terry Mebane Haynes, President

10.      MISCELLANEOUS.

         10.1 Expenses. Each party shall bear its own expenses incident to the preparation, negotiation, execution and delivery of this Agreement and the performance of its obligations hereunder.

         10.2 Captions. The captions in this Agreement are for convenience of reference only and shall not be given any effect in the interpretation of this agreement.

         10.3 No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

         10.4 Exclusive Agreement; Amendment. This Agreement supersedes all prior agreements among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

         10.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

         10.6 Governing Law, Venue. This Agreement and (unless otherwise provided) all amendments hereof and waivers and consents hereunder shall be governed by the internal law of the State of Florida, without regard to the conflicts of law principles thereof. Venue for any cause of action brought to enforce any part of this Agreement shall be in Florida.

         10.7 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights hereunder without the consent of the other.

         IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, and entered into as of the date first above written.


"THE INVESTOR"

VIVEK R. RAO

/s/ Vivek R. Rao
---------------------------
Vivek R. Rao


"CCI"

CONTRACT CONSULTANTS INTERNATIONAL, INC.
a Florida corporation

/s/ Terry Mebane Haynes
------------------------------------
By: Terry Mebane Haynes, President